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                                                                        Exh 99.3



                      IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF DELAWARE



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In re DaimlerChrysler Securities Litigation)     Master Docket No. 00-0993 (JJF)
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                FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

      Lead Plaintiffs Florida State Board of Administration, Policemen's Annuity and Benefit Fund of Chicago, Municipal Employees Annuity and Benefit Fund of Chicago, and Denver Employees Retirement Plan ("plaintiffs"), individually and on behalf of all persons who exchanged shares of Chrysler Corporation for shares of DaimlerChrysler AG in connection with the November 1998 merger and all persons who purchased shares of DaimlerChrysler AG in the open market from the time of the merger to November 17, 2000, allege the following upon information and belief, except as to those allegations concerning plaintiffs, which are alleged upon personal knowledge. Plaintiffs' information and belief are based upon, among other things, their investigation of: (a) the complaint in the action captioned Tracinda Corporation v. Daimler Chrysler AG, et al., C.A. No. 00-984, filed in this Court on November 27, 2000 (the "Tracinda Complaint"); (b) a registration statement filed with the Securities & Exchange Commission ("SEC") on or about August 6, 1998 under the Securities Act of 1933 on Form F-4 listing the registrant as "DAIMLERCHRYSLER AG as successor corporation to DAIMLER-BENZ AKTIENGESELLSCHAFT," and the proxy statement, prospectus and other addenda made a part thereof (collectively, the "Proxy/Prospectus"); (c) other filings made by DaimlerChrysler AG with the SEC; (d) press releases, public statements, news articles, securities analysts' reports and


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other publications disseminated by or concerning DaimlerChrysler, including an article published in the October 30, 2000 Financial Times reporting on an interview with Juergen E. Schrempp, one of the defendants herein, an article from the November 4, 2000 edition of Barron's Magazine, also recounting an interview with Schrempp, and an article published in the March 5, 2001 issue of Forbes reporting on interviews with former Chrysler executives; (e) the book entitled, "Taken For a Ride: How Daimler-Benz Drove Off With Chrysler," by Bill Vlasic and Bradley A. Stertz (William Morrow, 2000); (f) statements from former Chrysler Corporation and former DaimlerChrysler executives, employees, suppliers and dealers of Chrysler and DaimlerChrysler; and (g) other publicly available information about DaimlerChrysler.

      Many other facts supporting the allegations contained herein are known only to the defendants or are exclusively within their custody and/or control. Plaintiffs believe that further substantial evidentiary support will exist for the allegations in this First Amended Consolidated Class Action Complaint after a reasonable opportunity for discovery.

                             INTRODUCTORY STATEMENT

      1. In 1998, Chrysler Corporation ("Chrysler") and Daimler-Benz AG ("Daimler-Benz") merged (the "Merger") to form DaimlerChrysler AG ("DaimlerChrysler" or the "Company"), a Federal Republic of Germany corporation. In order to induce approval of the Merger by Chrysler stockholders, Daimler-Benz touted the transaction as a "merger of equals" that would create a combined company in which the Chrysler and Daimler-Benz constituents were equals in power, management and governance, and which would have dual headquarters in the U.S. and Germany. The Merger, at a price of $57.50 per Chrysler share, included a premium of only 28% over Chrysler's market price because Daimler-Benz convinced Chrysler


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management, which wanted a premium of at least 40%, that the lower premium was appropriate since this was not an acquisition but rather a merger of equals. Indeed, Daimler's own investment banking analysis showed Chrysler to be worth between $72.27 and $109.92 per share -- between $10 billion and $36 billion more than Daimler-Benz paid.

      2. Although the Proxy/Prospectus that was furnished to Chrysler stockholders for the special meeting called to consider and vote upon the adoption of the parties' Business Combination Agreement ("BCA") repeatedly characterized the transaction contemplated by the BCA as one which "will have the effect of continuing the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a 'merger-of-equals' transaction," the truth -- revealed last October in a shocking admission by defendant Juergen Schrempp, who was Daimler-Benz's Chief Executive Officer and who now runs DaimlerChrysler -- is that Daimler-Benz, unbeknownst to Chrysler shareholders, always intended to reduce Chrysler to a mere division within DaimlerChrysler. Contrary to what shareholders were led to believe, a merger of equals never was intended.

      3. Schrempp's admission came on October 30,2000 in the course of an interview with reporters Tim Burt and Richard Lambert carried in their "Comment & Analysis" article in the Financial Times on a day Schrempp was scheduled to attend a DaimlerChrysler board meeting in New York. With stunning candor, Schrempp stated that he no longer had any reason to maintain the fiction of the "merger-of-equals"; that "[t]he structure we have now with Chrysler (as a standalone division) was always the structure I wanted.... We had to go a roundabout way but it had to be done for psychological reasons. If I had gone and said Chrysler would be a division, everybody on their side would have said:
'There is no way we'll do a deal.'"


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      4. Consistent with Schrempp's October 2000 admission, there in fact has been no merger of equals. Contrary to what Chrysler shareholders were led to expect, there has been no combination of the companies' "complementary strengths" to create a stronger unified whole, there has been precious little sharing of technologies and know-how, there has been no dual operational control or dual operational headquarters, because, unbeknownst to the investing public until October 30, 2000, the Daimler defendants never intended such a union. Likewise, under Schrempp's leadership, DaimlerChrysler has found ways to shrink the number of former Chrysler executives in its governance structure and deny the Chrysler managers and senior executives who remained the opportunity to help bring about the growth and synergies expected from the combination. These are not the consequences of bad management or even management in the usual course, but of defendants' scheme to reel in Chrysler on the negotiating hook of a "merger of equals," to mislead Chrysler shareholders and DaimlerChrysler investors, and to fulfill defendants' plan from the outset to acquire Chrysler at a bargain price and subordinate it as one among many operating divisions of DaimlerChrysler.

      5. Additionally, prior to the Merger, Chrysler was very successful and its management team was envied and admired throughout the automotive industry. As DaimlerChrysler shifted control to Germany and eliminated the authority and decision-making autonomy of Chrysler managers, Chrysler's fortunes began to decline. To hide this reversal of fortune and its cause, DaimlerChrysler assured investors in late 1999 and the first half of 2000 that the Chrysler Group was on track to earn $5 billion in fiscal year 2000 (roughly what Chrysler earned in 1999). DaimlerChrysler executives knew that this was false since, at least as early as late 1999, they had been advised by Chrysler executives that even under the best case


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scenario Chrysler's profits in 2000 would be substantially lower than in 1999.
To conceal the plummeting performance as long as possible, DaimlerChrysler instructed that Chrysler ship its dealers additional inventory of 75,000 units during the first half of fiscal year 2000 so Chrysler could meet its sales and profit targets even though the dealers did not want or need the additional product. This borrowed sales from future quarters and allowed DaimlerChrysler to misleadingly report sales that were not there. When the true state of Chrysler Group became known to investors in late 2000, DaimlerChrysler stock declined to approximately $40 per share, or 50% from its high in 2000.

      6. Lead plaintiffs Florida State Board of Administration, Policemen's Annuity and Benefit Fund of Chicago, Municipal Employees Annuity and Benefit Fund of Chicago and Denver Employees Retirement Plan, on behalf of the class defined herein, assert claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and under Sections 14(a), 10(b) and 20(a) of the Securities and Exchange Act of 1934, as set forth below.

                                NATURE OF CLAIMS

      7. This is a securities fraud class action brought on behalf of plaintiffs and the Class identified below in paragraph 124:

            (a) Plaintiffs Florida State Board of Administration, Policemen's Annuity and Benefit Fund of Chicago and Municipal Employees Annuity and Benefit Fund of Chicago bring Count I (Section 14(a) of the Securities and Exchange Act of 1934 ("the '34 Act"), 15 U.S.C.ss.78n(a), and Rule 14a-9 promulgated thereunder, 17 C.F.R.ss.240.14a-9)), Count II (Section 20 of the '34 Act, 15 U.S.C. ss. 78t(a)), Count III (Section II of the Securities


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                  Act of 1933 ("the '33 Act"), 15 U.S.C.ss.77k)), Count IV
                  (Section 12(a)(2) of the '33 Act, 15 U.S.C.ss.77l(a)(2)), and
                  Count V (Section 15 of the '33 Act, 15 U.S.C. ss. 77o) on their own behalf and on behalf of all persons who exchanged shares of Chrysler for shares of DaimlerChrysler in connection with the Merger.

            (b) All plaintiffs bring Count VI (Section 10(b) of the '34 Act, 15 U.S.C. ss. 78j(b) and Rule 1Ob-5 promulgated thereunder (17 C.F.R. ss. 240.1Ob-5)) and Count VII (Section 20 of the '34 Act, 15 U.S.C. ss. 78t(a)) on their own behalf and on behalf of all other persons who purchased DaimlerChrysler ordinary shares, no par value (the "stock") from November 13, 1998 through November 17, 2000.

                                  JURISDICTION

      8. This Court has jurisdiction over this action pursuant to Section 27 of the '34 Act, 15 U.S.C.ss.78aa, and Section 22 of the '33 Act, 15 U.S.C.ss.77v.

                                     VENUE

      9. Venue with respect to the individual defendants in this action, each of whom is a citizen of the Federal Republic of Germany, is proper in this judicial district pursuant to 28 U.S.C. ss. 1391(d). Venue with respect to the corporate defendants in this action, both of which are corporations of the Federal Republic of Germany, is proper in this judicial district because such defendants are parties to the BCA pursuant to which each of them (a) consented to submit itself to the personal jurisdiction of any federal court located in the State of Delaware in the event any dispute "arises out of or relates to" the BCA or any of the transactions contemplated thereby,


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and (b) agreed that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens. Additionally, venue with respect to defendant DaimlerChrysler is proper in this judicial district because it transacts business in this judicial district.

                                    PARTIES

      10. The Florida State Board of Administration ("FSBA"), one of the nation's largest public pension systems with over $128 billion under management, is responsible for (1) managing the assets of the Florida Retirement System Trust Fund, (2) managing the assets of the Local Government Surplus Funds Trust Fund, (3) managing debt service accounts for the State of Florida bond issues,
(4) managing the Florida Hurricane Catastrophe Fund, and (5) managing the Lawton Chiles Endowment and various other trust fund assets. As of the record date for the Merger vote (July 20, 1998), the FSBA owned 2,143,000 shares of Chrysler stock. At the time of the Merger in November 1998, the FSBA held 1,270,100 Chrysler shares, which it exchanged for DaimlerChrysler shares.

      11. The Policemen's Annuity and Benefit Fund of Chicago ("PABF") is a defined benefit retirement plan providing retirement, death and disability benefits to policemen of the City of Chicago and their beneficiaries. It has approximately $4.3 billion in assets. The PABF owned 91,600 shares of Chrysler stock, which it exchanged for DaimlerChrysler shares.

      12. The Municipal Employees Annuity and Benefit Fund of Chicago ("MEABF") is a single employer defined benefit public employee retirement system providing pension and disability benefits for certain municipal employees of the City of Chicago and the Chicago Board


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of Education. It has approximately $6.1 billion in assets and owned 123,400 shares of Chrysler which it exchanged for DaimlerChrysler shares. It bought an additional 25,600 shares of DaimlerChrysler after the Merger.

      13. The Denver Employee Retirement Plan ("DERP") is a defined benefit retirement plan providing retirement disability and death benefits to employees of the City and County of Denver, Colorado and the Denver Health and Hospital Authority. The DERP has approximately $1.6 billion in assets. It owned no Chrysler shares at the time of the Merger, but sustained substantial losses in connection with DaimlerChrysler shares purchased after the Merger during the Class Period defined below.

      14. Defendant Daimler-Benz Aktiengesellschaft was a stock corporation organized and existing under the laws of the Federal Republic of Germany, with its principal place of business located at Epplestrasse 225, Stuttgart, Germany. Until November 17, 1998, Daimler-Benz was the issuer of American Depository Shares of stock trading on the New York Stock Exchange under the trading symbol "DAI," as well as of common stock trading on the Frankfurt Stock Exchange.

      15. Defendant DaimlerChrysler AG is and was at all relevant times a stock corporation organized and existing under the laws of the Federal Republic of Germany, with its headquarters located at Epplestrasse 225, Stuttgart, Germany. DaimlerChrysler is the issuer of stock that trades on the New York Stock Exchange ("NYSE") under the trading symbol "DCX," among other U.S. and foreign stock exchanges. DaimlerChrysler is the successor-in-interest to all duties, obligations and liabilities of Daimler-Benz.


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      16. Defendant Juergen E. Schrempp ("Schrempp") is a citizen of the Federal
Republic of Germany. After November 17, 1998, Schrempp was the "co-chairman" and "co-chief executive officer" of DaimlerChrysler, and has been the sole chairman and chief executive officer of DaimlerChrysler since his nominal co-equal, former Chrysler CEO Robert J. Eaton, announced his retirement in January 2000.
At all relevant times before the Merger, Schrempp was the chairman and chief executive officer of Daimler-Benz. Schrempp signed the registration statement filed with the SEC on August 6, 1998.

      17. Defendant Manfred Gentz ("Gentz") is a citizen of the Federal Republic of Germany. Gentz has been a member of the DaimlerChrysler Management Board since the Merger. At all relevant times, Gentz served as Daimler-Benz's chief financial officer and as a member of Daimler-Benz's Management Board. Gentz signed the registration statement filed with the SEC on August 6, 1998.

      18. Defendant Hilmar Kopper ("Kopper") is a citizen of the Federal Republic of Germany. Kopper is, and has been since the Merger, Chairman of the Supervisory Board of DaimlerChrysler and a member of the Supervisory Board's Presiding Committee of Deutsche Bank, which was the largest shareholder of Daimler-Benz at the time of the Merger. Kopper served as one of Schrempp's close personal advisors and played an instrumental role in the negotiation and structuring of the Merger. Kopper was involved directly or indirectly in all of Daimler-Benz's material decisions regarding the Merger and subsequent decisions regarding DaimlerChrysler described below.


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                           COMMON FACTUAL ALLEGATIONS

           THE SUPPOSED MERGER OF EQUALS: "A MARRIAGE MADE IN HEAVEN"

The Pre-Merger Companies

      19. Chrysler was more than simply prospering prior to the Merger. In the first half of 1997 -- two years after Kirk Kerkorian announced Tracinda Corporation's initial offer of $55 per share to buy Chrysler -- Chrysler's U.S. market share hit an all-time high of 16 percent. Profits per vehicle were nearly double those of Ford and GM, and its platform teams continued to speed up new product development. By the close of 1997, Chrysler had experienced its second best year in history with sales of 2,886,981 units worldwide, sales revenues of $61.1 billion, and an operating profit of $4.7 billion. Like other U.S. automobile manufacturers, however, its stock traded at a low price/earnings ("P/E") multiple of 9.9. As Daimler-Benz's own financial advisor, Goldman Sachs, indicated in the financial analysis it used in connection with providing its May 1998 fairness opinion attached to and incorporated in the Proxy/Prospectus, Chrysler was substantially undervalued by the market, its stock having a value ranging from $72.27 to $109.92 (compared to the closing price of Chrysler stock on April 29, 1998 of $40.56 per share).

      20. Daimler-Benz, though a larger company than Chrysler, was not as profitable. In its fiscal year 1997, Daimler-Benz reported sales revenues of $68.9 billion and operating profit of $2.4 billion. It was, however, trading at a high P/E multiple of 24.4, thereby presenting the opportunity to use its stock for acquisitions.

      21. Daimler-Benz executives knew that the Company's future growth was dependent on Daimler-Benz's expansion into mass-market automobiles since premium vehicles like Daimler's Mercedes brand were limited to 12% of the car market. Thus, in July 1997 Schrempp


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and Rudiger Grube, Daimler-Benz's corporate strategist, conceptualized a plan to use Daimler-Benz's high stock price to make an acquisition.

Genesis of the Scheme: "We Must Have the Leading Position"

      22. The criteria for the ideal acquisition included potential for profitable growth and non-overlapping product lines and markets with Mercedes, but under no circumstance could Daimler-Benz be the subordinate member of the partnership. "We must have the leading position," Schrempp told Grube at a July 1997 meeting in Stuttgart.

      23. Around the same time, Schrempp began to consult with Alexander Dibelius, a Frankfurt-based partner at Goldman, Sachs & Company. At a September 1997 meeting with Schrempp, Dibelius advised Schrempp that of the Big Three U.S. automakers, Chrysler would provide the best fit with Daimler-Benz's growth needs. Right from the start, Schrempp and Dibelius were focused solely on a stock swap, which would allow Daimler to take advantage of its richer price-earnings ratio compared to that of Chrysler. However, a stock swap could happen only in a merger agreed upon by both sides. Eckhard Cordes, Schrempp's M&A advisor, cautioned Schrempp that the deal would be a non-starter if Daimler-Benz approached Chrysler with Daimler's plan to make Chrysler a division. Thus, the plan to mischaracterize the transaction as a "merger-of-equals" was born.

The Overture: "We Will Really Fit Perfectly Well"

      24. Schrempp understood that his first contact with Chrysler would have to be friendly and non-threatening to avoid appearing like a predator. He took advantage of the presence of Chrysler at the Frankfurt Auto Show in the fall of 1997 to converse with Robert Lutz, Chrysler's president, for whom Europe was a second home, having worked at BMW and


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spent years in Germany with Ford and GM. Schrempp suggested to Lutz that the two companies meet to discuss "the big solution." Schrempp reportedly said: "Let's turn the whole world on its ear. Let's put the whole thing together."

      25. Lutz pointed Schrempp in the direction of Chrysler's Chairman and CEO, Robert Eaton, if Schrempp wished to pursue matters further.

      26. A meeting between Schrempp and Eaton took place on January 12, 1998, at Chrysler's headquarters in Southgate, Michigan. From the start, Schrempp was careful to describe the combination he had in mind as a merger of two equal companies. At the next Chrysler board meeting, on February 5, 1998, Eaton briefed directors on his discussions with Schrempp and the board agreed Eaton should keep talking. In the meantime, Chrysler signed up CS First Boston as its investment banker and advisor on the possible deal, and at some point Eaton confided with Kirk Kerkorian, the owner of Tracinda Corporation -- Chrysler's largest shareholder at the time -- about his talks with Daimler.

      27. Following his meeting with Eaton, Schrempp returned to Germany and met with Kopper, whose support for the transaction as Chairman of the Supervisory Board of Daimler-Benz and a member of the Supervisory Board's Presiding Committee of Deutsche Bank, which owned 22% of Daimler-Benz, was essential. Schrempp gave Kopper a detailed briefing on Daimler's plans. Kopper supported the initiative but conditioned that support upon Schrempp's ability to orchestrate a takeover under the guise of a friendly merger of equals.

Negotiating the Merger: "Of Course We Will Be Equals"

      28. The negotiations between Chrysler and Daimler-Benz representatives began in February 1998 in Geneva, Switzerland. Eaton declared up front that two Chrysler conditions


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were non-negotiable: the deal had to be a merger of equals with one management team composed of executives from both Chrysler and Daimler-Benz and, second, Chrysler stockholders had to receive a premium over the current value of their stock. Schrempp assured Eaton: "Of course we will be equals." The parties agreed to meet five days later at Goldman Sachs in Manhattan.

      29. In the New York sessions starting February 17,1998, a Chrysler team headed by its CEO, Gary Valade, met with the Daimler-Benz team comprised of Cordes, Grube and Dibelius to prepare the business case for the merger, with direction to the teams to report back to their respective principals, Eaton and Schrempp, for a later summit between them. Law firms were brought into the discussions. Daimler-Benz's legal analysis purportedly showed that tax considerations favored placing the company in Germany. Daimler-Benz also claimed that it would be politically difficult to turn Daimler-Benz into an American company due in large part to Germany's Co-determination Law, which ensures that employees of German companies have an equal voice with management at the supervisory board level of corporate governance. However, wholly apart from these conversations, Schrempp, supported strongly by Kopper (who, as Chairman of the Supervisory Board that ultimately would need to approve and bless any deal with Chrysler, was updated daily on Schrempp's talks with Chrysler), simply had no intention of allowing the successor company to be anything but German. As Kopper has since admitted:

         It would have been a particularly hard decision for employee representatives on the supervisory board. It would have played an emotional role. For history's sake, a company founded by the inventor of the automobile to go outside of Germany was unacceptable. For a lot of people, it couldn't go outside of Stuttgart.


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      30. Daimler-Benz needed to make it appear that their position was driven by legal and tax considerations so Chrysler representatives would not perceive that the nationality of the successor corporation actually was part of Schrempp's takeover plan.

      31. On March 2, 1998, Eaton and Schrempp met secretly with their key aides, Valade for Chrysler and Cordes for Daimler-Benz, at Lausanne, Switzerland. At this five-hour meeting, Eaton made a key concession, namely that the combined company would be a German AG. Eaton brought up the question of the new company's name as the quid pro quo for his concession to German domicile. Eaton wanted the name "ChryslerDaimler-Benz." Schrempp put Eaton off saying he would have to try to sell that to his supervisory and management boards. Moving on, however, they agreed in principle that the new company would operate dual headquarters in Stuttgart and in Auburn Hills, Michigan, that both sides would be equally represented on the management board, and that Chrysler shareholders would receive a premium on their stock.

      32. Eaton and Schrempp also agreed that they would serve as co-chairmen of the merged company. However, a key issue was who would agree to retire first. Although he had no intention of doing so, Schrempp said he would leave before Eaton did. Once Schrempp made this tactical offer, Eaton told Schrempp that he would leave first, and the matter never was revisited.

      33. Over the next two months, the parties negotiated the final terms of the transaction, including, importantly, the price. Chrysler was asking for a 40 percent premium and Daimler-Benz was offering 20 percent. On April 9, Eaton and Schrempp met in London to resolve the issue.


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      34. Eaton and Schrempp debated over price for two hours. Schrempp held to
Daimler-Benz's 20 percent premium offer. In response to Eaton's request for 40% percent, Schrempp argued: "Look, if I was acquiring you, I could understand giving that kind of premium. But this isn't an acquisition. It is a merger. Therefore, we shouldn't be looking at anywhere near that kind of a premium." Eaton explained why Chrysler shareholders were entitled to 40 percent, even though Eaton believed it was a merger of equals. "It's all based on the amount of earnings we're bringing in. Well be bringing in half the profits. We deserve that kind of a premium." Eventually, Schrempp prevailed and Eaton agreed to take $57.50 a share, representing a 28 percent premium. Had Eaton known the truth -- that Daimler-Benz did not intend a merger of equals -- he would have either cancelled the deal or insisted upon an even greater premium than the 40% he wanted simply based upon the undervaluation of Chrysler stock.

      35. Pursuant to the agreed upon terms, the trading date on which Chrysler's stock price would govern the exchange ratio for the merger was April 14, 1998, when the stock closed at $44.875 on the New York Stock Exchange. At an added 28 percent premium, this resulted in a price of $57.50. As finally approved by the companies' governing bodies and stockholders, the BCA provided for a complex formula by which the implied exchange ratio, adjusted for distributions on Daimler-Benz's shares payable in May and June of 1998, would translate to Chrysler stockholders' receiving .6235 of a DaimlerChrysler share for each share of Chrysler owned (the "U.S. Exchange Ratio").

      36. On April 16, 1998, Schrempp and Cordes went to defendant Kopper's home in Bad Homburg, a suburb north of Frankfurt, where Kopper resided in seclusion behind a thick


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wall of hedges, in a house protected by bulletproof-glass windows and security cameras. Schrempp had provided Kopper with daily updates on the negotiations for weeks. By this lime, it was time for the Daimler-Benz Supervisory Board Chairman, Kopper, to give his final blessing to the deal. Schrempp summarized the key points of the transaction for Kopper: a 28% premium; the management structure divided between Daimler and Chrysler executives; and Eaton's agreement to leave within three years' time. Kopper told Schrempp that he could commit the support of the Supervisory Board: "as far as the Daimler Supervisory Board, you have my absolute support."

      37. On May 4, 1998, the parties met in New York to discuss the organization of the new company. Eaton and Schrempp decided, or re-decided, that eight Chrysler executives and eight Daimler-Benz automotive executives would sit on the Management Board. In addition, Manfred Bischoff, the Chairman of Daimler-Benz's aerospace/defense company, and Klaus Mangold, Chairman of Daimler-Benz's financial services company, would also have Board seats, bringing the total number to 18. Because of their previous agreement to make Manfred Gentz the new company's CFO, they had to find an appropriate role for Chrysler's counterpart Gary Valade. Eaton took Valade into another suite during a break and sold him on being head of global purchasing instead of CFO in the new company. Back in the main meeting with Schrempp, Eaton recommended the other Chrysler officers for the new Management Board, besides himself and Valade, to be Tom Stallkamp, who had risen from the purchasing area and was to succeed Robert Lutz as President; Tom Gale, from design; James Holden ("Holden"), the Chrysler vice-president with whom Eaton probably had the closest relationship; Theodor Cunningham ("Cunningham"), from sales and marketing; Tom Sidlik, the executive who


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succeeded Stallkamp as head of purchasing; and Dennis Pawley ("Pawley"), chief of manufacturing at Chrysler. Pawley had already advised Eaton of his firm decision to retire at the end of the year, but Chrysler needed him to fill out the eight Chrysler seats on the Management Board to balance the eight automotive officers from Daimler-Benz.

      38. Schrempp and Eaton confronted the final issue: the company's name. Schrempp led with "Daimler-BenzChrysler." Eaton countered with ChryslerDaimler-Benz. Schrempp offered to drop the Benz part and settle for DaimlerChrysler. Eaton said that was not possible. Schrempp, apparently realizing by now that Eaton was hooked and there was no turning back for him, simply deferred the issue. Schrempp said: "If we can solve all the other issues, then we can find the right name in the end." The meeting ended. Eaton had to prepare for the next day's meeting of the Chrysler board. Schrempp flew back to Stuttgart to tie down the deal with Daimler's supervisory board.

      39. On May 5, 1998, Schrempp approached Manfred Gobels, a member of the management Daimler Supervisory Board. Other than Kopper, Schrempp had not told anyone on the Board about the Chrysler deal by this time. Schrempp's plan was to unveil it on May 6 at a Board meeting, and give the Board one week to consider it. However, with Kopper on his side, approval was assured, since the Board was split evenly with 10 representatives of corporate and employees each, and Kopper could break any tie. When Gobels agreed to back the deal, this assured that there would be no tie. Eaton flew to Frankfurt to meet with Schrempp and Kopper. The three of them discussed the deal at the headquarters of Deutsche Bank. After the meeting, the Daimler-Benz team of Cordes, Hubbert and Zetsche presented the details of the deal to the executive board of Deutsche Bank, which pledged its 22% stake in Daimler in support of the


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deal. The same day, Kerkorian, who had a 13.7% stake in Chrysler, signed
Tracinda's own letter in support of the Merger in Los Angeles. Kerkorian's support for the transaction was based upon his understanding that the deal was a merger of equals. Kopper and Schrempp then flew to Stuttgart for the Daimler Supervisory Board meeting. The Board issued a statement indicating "their general satisfaction" with the proposed transaction, and moved to meet again in a week to take a formal vote.

      40. A week later, under Kopper's chairmanship, the Daimler-Benz Supervisory Board approved the transaction.

The Chrysler Board Approves the Merger of Equals

      41. On May 5, 1998, the Chrysler Board assembled for a meeting at 8 a.m. in the offices of CS First Boston in New York. Just before the board convened, Eaton called Schrempp in Germany. The board was about to meet, be said, they had to vote on a name, and the name would be ChryslerDaimler-Benz. Schrempp said he had already dropped Benz as a compromise and the name had to be DaimlerChrysler. "You tell your board that Daimler has to be the first name," he said. Over Eaton's continuing protest. Schrempp then said it was the "showstopper" for him, the whole deal would be cancelled. Eaton thought it over, conferred with his advisors and called Schrempp back to agree. The board accepted the name and approved what was represented to them as a merger of equals by unanimous vote.

      42. After the vote but before the news was imparted to Schrempp, Valade suggested to Eaton that Chrysler ought to get something in return for caving on the name issue, such as the option to replace Pawley on the management board when be retired as planned by year-end. Valade called Cordes, who relayed the offer to Schrempp. Schrempp agreed that the Chrysler


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side would be able to replace Pawley after he retired. Valade later called
Schrempp back in Frankfurt to give him the news that the Chrysler board had approved the Merger.

The Proposed Merger of Equals Is Made Public

      43. After four months of secret negotiations, matters were made public. The European edition of The Wall Street Journal was out on the streets with a headline proclaiming the possible Chrysler merger with Daimler-Benz. Chrysler stock jumped 18 percent during that day, and Daimler-Benz's ADR's a more modest 6 percent. Within hours, Chrysler put out a press release confirming that the companies were "engaged in discussions about a possible business combination."

      44. On May 7, 1998, Schrempp and Eaton appeared together in London to formally announce the Merger, which, according to Schrempp, would "change the face of the industry." Introduced to the public as a "merger-of-equals," Schrempp described the combination as a "marriage made in heaven." Referring to Eaton, his counterpart at Chrysler, Schrempp further suggested that every major decision would be made in tandem: "If there is ever a time when the two of us cannot resolve an issue, then we should resign."

      45. Shortly thereafter, on May 9, 1998, Eaton appeared at Chrysler headquarters for his first post-Merger announcement in the United States of Chrysler's new "partnership." He was asked whether he had sought out a merger. He said: "I've been saying for a long time that consolidation is inevitable. Being among the first with the idea of doing a merger, we were able to pick our favorite partner. We felt this was the right thing to do." Eaton continued: "We have spent a great deal of time. We are focused on making this the leading automobile and transportation company in the entire world. I don't think well have a problem at all getting


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along." Asked why he, Eaton, decided to leave before Schrempp, the answer: "That structure was not appropriate long term. Quite early on I volunteered that when we get the thing moving, I would step down. We are talking about, over time merging the entire company -- manufacturing, product engineering, sales, and marketing.... Integration teams will begin working immediately after the merger is consummated. Our desire was not to make this a holding company." (Emphasis added.) Eaton concluded: "This is a merger of equals.... That's the way the company will be run."

      46. The "merger of equals" concept became, as it was intended by defendants to be, the transaction's mantra -- a psychological tool that would pave the way by calming investor concerns the world over. Thus, on May 8, 1998, readers of The Wall Street Journal in the United States read: "The transaction is structured as a 'merger of equals,' in which both sides share management and leadership." The Wall Street Journal European edition similarly reported:
"Looking into a turbulent future, Mr. Eaton said Thursday that he saw a unique opportunity in Mr. Schrempp's overture. 'We had the ability to choose our favorite partners,' he said Thursday. 'It would be a merger of equals.'" The Denver Post likewise carried an article on May 22,1998 quoting Eaton: "'This is not a sale, this is a merger of two companies into a third company.'" The theme resonated within industry publications such as the July 1, 1998 issue of Automotive Manufacturing & Production: "Chrysler and Daimler-Benz have made great efforts to assure people that this is not an acquisition, but truly a merger between two strong companies. A review of the agreement suggests that this may in fact be a fairly equitable merger..."


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The August 6, 1998 Proxy/Prospectus

      47. The Proxy/Prospectus sent to Chrysler shareholders on August 6, 1998 consistently, at least twenty-five times, used the phrase "merger-of-equals" (or "MOE") in connection with the Merger.

      48. The Proxy/Prospectus provided:

      The Chrysler Merger and the other transactions described in the attached Proxy Statement/Prospectus together will have the effect of combining the businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a "merger-of-equals" transaction. DaimlerChrysler AG will bring together two companies with equal financial strength under the joint leadership of both management groups and with its common equity about evenly split between the two shareholder groups.

(Proxy/Prospectus, 1). It also informed Chrysler stockholders tat the Chrysler Board of Directors had unanimously approved the May 7, 1998 BCA among Daimler-Benz, Chrysler and DaimlerChrysler and determined that the transactions contemplated by it, including the Merger, were fair to and in the best interests of Chrysler and Chrysler's stockholders. It urged Chrysler's stockholders to vote in favor of the BCA and the transactions contemplated by it, including the Merger.

      49. The Proxy/Prospectus indicated that the Merger would result in Chrysler stockholders owning approximately 42% of the outstanding stock of DaimlerChrysler, through an exchange of 0.6235 of a DaimlerChrysler "Ordinary Share" for each share of Chrysler common stock (Proxy/Prospectus, 1-2).

      50. The Questions and Answers section contained in the Proxy/Prospectus materials represented, among other things, that "[f]ollowing consummation of the Chrysler Merger, DaimlerChrysler AG will have its registered seat in Stuttgart, Germany and will maintain two


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operational headquarters -- one located at the current Chrysler headquarters,
1000 Chrysler Drive, Auburn Hills, Michigan 48326-2766, and one located at the current Daimler-Benz headquarters, Epplestrasse 225, 70567 Stuttgart, Germany." (Proxy/Prospectus, 8).

      51. The Proxy/Prospectus represented that Chrysler's largest shareholder, the Tracinda Corporation, had signed onto the Merger because it would be a "merger of equals." (Proxy/Prospectus, 41, 50-52). But for Daimler-Benz's representation that the transaction would be a merger of equals, Tracinda would not have executed the Stockholder Agreement incorporated in the Proxy/Prospectus.

      52. The Proxy/Prospectus also purported to describe the history of the discussions between Schrempp and Daimler-Benz, on the one hand, and Chrysler management on the other, that culminated in the BCA. In this regard, the Proxy/Prospectus provided:

            (a) Negotiations had begun in mid-January 1998, when Schrempp visited Eaton in Detroit and "suggested it might be mutually beneficial if Daimler-Benz and Chrysler were to consider the possibility of a business combination." (Proxy/Prospectus,
                  47). Subsequently, over the course of February 1998, Eaton and other Chrysler senior executives met on several occasions with Schrempp and other members of the Daimler-Benz management board. According to the Proxy/Prospectus, "[d]uring the course of these discussions and thereafter, representatives of Chrysler stated that it was important to Chrysler that any potential transaction maximize value for its stockholders, that it be tax-free to Chrysler's U.S. stockholders and tax efficient for DaimlerChrysler AG, that it have the post-merger governance structure of a "merger-of-equals,"... that it result in the combination of the respective businesses of Daimler-Benz and Chrysler into one public company and that it limit any post-effective contingencies...." (Proxy/Prospectus,
                  47).

            (b) The key points of discussion during that period and thereafter involved, among other things, identifying a governance structure that would take into account the parties' goal of incorporating the best U.S. and German practices and creating a management organization for the combined company that achieves a meaningful sharing of management roles


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                  consistent with the parties' conception of the Transactions as a "merger of equals." (Proxy/Prospectus, 47).

            (c) Chrysler and Daimler-Benz concluded that the proposed Chrysler-Daimler-Benz Merger would be more likely to win approval from "important constituencies of Daimler-Benz" if the combined parent company were a German stock corporation:
                  "Consequently, the parties decided that a new company organized under the laws of... Germany should be the new public parent company and that the Transactions would be the best means to accomplish the parties' objectives for a business combination transaction, including implementing a merger of equals combining both companies' businesses, stockholder groups, managements and other constituencies, and further that the governance structure that had been discussed would be an appropriate management structure for the combined company in the future." (Proxy/Prospectus, 49).

            (d) Subsequently, in early May 1998, Chrysler's board of directors reviewed and approved the written documentation for effectuating the Chrysler-Daimler-Benz Merger. (Proxy/Prospectus, 49). According to the Proxy/Prospectus, among the key material factors that led to the approval by the Chrysler board was "[t]he 'merger-of-equals' corporate governance structure contemplated by the Combination Agreement, which, in the view of the Chrysler Board, means that Chrysler's directors and senior management will be in a position to help bring about the realization of the enhanced growth prospects and synergies expected from the combination of the two companies, for the benefit of stockholders of DaimlerChrysler AG (including former stockholders of Chrysler)." (Proxy/Prospectus, 51).

            (e) At the same time, on May 6 and 14, 1998, the Daimler-Benz Supervisory Board met in Stuttgart for detailed briefing and discussion of the strategic reasons behind the proposed merger, "including, among other things, general consolidation in the automotive industry and the strong potential for synergies between the constituent companies, the company profile of Chrysler, the transaction structure, organizational issues relating to the structure and composition of the DaimlerChrysler Management Board and Supervisory Board and the prospects for enhancing the value of the combined entity in the future." (Proxy/Prospectus, 49).

      53. The Proxy/Prospectus identified the "material" factors underlying the Chrysler board's approval of the Merger:


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            (a)   The board's view that Daimler-Benz was the best partner for a business combination with Chrysler. While each company was strong by itself, the combined company would be stronger than either one individually, because of the two companies' complementary strengths. Daimler-Benz is stronger in luxury and higher end automobiles; Chrysler, in sport-utility vehicles and minivans;

            (b) Daimler-Benz is stronger in Europe; Chrysler, in North America. Daimler-Benz reputation for engineering complements Chrysler's reputation for product development. Moreover, the combined company will have greater financial strength with which to enter new markets.

            (c) The opportunities for significant synergies afforded by a combination of Chrysler and Daimler-Benz - based not on plant closings or lay-offs, but on such factors as shared technologies, distribution, purchasing and know-how.

            (d) Management expects benefits of $1.4 billion in the first year of merged operations, and annual benefits of $3 billion within three to five years. The fact that Chrysler's stockholders would be able to participate in the combined company's future growth, because Chrysler stockholders would receive DaimlerChrysler stock.

            (c) The "merger-of-equals" corporate governance structure contemplated by the BCA, which, in the view of the Chrysler Board, means that Chrysler's directors and senior management will be in a position to help bring about the realization of the enhanced growth prospects and synergies expected from the combination of the two companies, for the benefit of stockholders of DaimlerChrysler AG (including former stockholders of Chrysler).

(Proxy/Prospectus, 50-51).

      54. The governance structure that would maintain the balance of power for the merger-of-equals was described as follows:

            (a) The Supervisory Board of DaimlerChrysler would consist of twenty members: five from the Daimler-Benz Supervisory Board, five from outside members of Chrysler's board of directors, and the remaining ten would be employee representatives. (Proxy/Prospectus, 16).


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            (b)   For at least two years after the effective date of the
                  Chrysler-Daimler-Benz Merger, the then-current chairman of the Daimler-Benz Supervisory Board (Kopper) would continue as chairman of the DaimlerChrysler Supervisory Board. (Proxy/Prospectus, 16).

            (c) The DaimlerChrysler Management Board would consist of eighteen members, half to be designated by Chrysler and half to be designated by Daimler-Benz, with two additional members responsible for managing Daimler-Benz's non-automotive businesses. (Proxy/Prospectus, 16-17).

            (d) For three years following consummation of the Chrysler-Daimler-Benz Merger, Schrempp and Robert J. Eaton (the chairman and chief executive officer of Chrysler) would serve as "Co-CEOs" and "Co-Chairmen" of the DaimlerChrysler Management board and as members of the so-called "Office of the Chairmen of DaimlerChrysler AG." (Proxy/Prospectus, 17).

            (e) The DaimlerChrysler Management Board would establish an "Integration Committee" (later known as the "Shareholders Committee") of twelve or more members, half designated by Daimler-Benz and half by Chrysler, including the Co-Chairmen of the Management Board. (Proxy/Prospectus, 17)

            (f) Following the consummation of the Chrysler-Daimler-Benz Merger, DaimlerChrysler "shall maintain two operational headquarters, one located at the current headquarters of Daimler-Benz, and one located at the current headquarters of Chrysler [in Auburn Hills, Michigan.]" (Proxy/Prospectus, 17).

            (g) According to the Proxy/Prospectus, "English shall be the official language for the management of DaimlerChrysler" following the consummation of the Chrysler-Daimler-Benz Merger. (Proxy/Prospectus, 17.)

      55. The BCA, incorporated by reference in the Proxy/Prospectus, detailed the manner in which Daimler-Benz and Chrysler would "combine their respective businesses, stockholder groups, managements and other constituencies in a merger of equals transaction...." (BCA preamble.) Article IV of the BCA, in particular, described the governance structure:

            (a) "Daimler-Benz, Chrysler and DaimlerChrysler AG agree that... DaimlerChrysler AG shall have a corporate governance structure


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                  reflecting that the transactions contemplated herein are a merger of equals." (ss.4.1, preamble).

            (b) The establishment of a "DaimlerChrysler AG Supervisory Board" which "shall be composed of twelve members representing the shareholders, six of whom shall have been recommended... by Daimler-Benz... and six of whom shall have been recommended...
                  by Chrysler...." (ss.4.1(b)).

            (c) The establishment of a "DaimlerChrysler AG Management Board" which "shall consist of 18 members. In general, 50% of such members shall be those designated by Chrysler, and 50% of such members shall be those designated by Daimler-Benz...."
                  (ss.4.1(d)).

            (d) "For three years following the [merger], Juergen E. Schrempp and Robert J. Eaton shall be the Co-CEOs and Co-Chairmen... of the Management Board... of DaimlerChrysler AG and members of the Office of the Chairmen of DaimlerChrysler AG. (ss.4.1(d)).

            (e) The establishment of an "Integration Committee" which "shall consist of the Co-Chairmen of the Management Board of DaimlerChrysler AG... and 12 or more members..., 50% of which shall be designated by Chrysler and 50% of which shall be designated by Daimler-Benz." (ss.4.1).

            (f) The establishment of "two operational headquarters: one located at the current headquarters of Daimler-Benz, and one located at the current headquarters of Chrysler." (ss.4.3).

      56. The foregoing statements were intended by defendants to be, and in fact were, materially misleading. Defendants had no intention of entering into a merger-of-equals with Chrysler, but lied and said what they said as part of a fraudulent scheme to obtain Chrysler shareholder approval for the Merger.

The Deception Pays Off: Chrysler Shareholders Approve the "Merger of Equals"

      57. On September 18, 1998, holders of approximately 97% of the outstanding Chrysler stock voted, the overwhelming majority in favor of the Merger. Tellingly, Schrempp told the Daimler-Benz shareholders in Germany: "... [O]ne thing is for sure. This proud


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company, Daimler-Benz, will not become the subject of decisions of others.
Ladies and gentlemen, we have meticulously prepared for this step."

The Deal Is Done

      58. The Merger was consummated on November 17, 1998. At a press conference in London Eaton stated: "[W]e have called this a merger-of-equals, of opportunity, and of growth. It will also be a merger of exploration." In fact, Chrysler shareholders were being taken for a ride.

Groundwork For "Integration": Daimler-Benz Readies For The War of Attrition

      59. Representatives from both companies had been meeting throughout the summer of 1998 to plan and coordinate the anticipated "integration." Subtly at first, beginning even before the Merger was completed, Daimler took steps to gain the upper hand over Chrysler so that ultimately it could quash the influence and autonomy of the Chrysler constituencies within DaimlerChrysler.

      60. Through the course of these meetings, Chrysler's officers learned quickly that their counterparts in Stuttgart had been preparing for the Merger for months, just as Schrempp's team had laid the groundwork for negotiations. The Chrysler executives were not so familiar with German management culture, style and work ethic. Chrysler's President, Thomas Stallkamp, became privately concerned that Daimler, with its huge staff and a high tolerance for spending whatever it takes, might try to dominate the Merger process, and he aimed to ensure that Chrysler stayed on an equal footing with its new partner.


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      61. Before the Merger, in mid-summer, Stallkamp received an unexpected call from Daimler saying simply that Schrempp would like to come visit Stallkamp at his house. The visit was arranged. Schrempp and Stallkamp talked for hours. Stallkamp recounted this visit later:

            It was like, you and I are going to do this, don't worry about Bob [Eaton]. It was clear that he Schrempp did not want to be viewed as throwing Bob out. He didn't want to go through a Helmut Werner thing again. He was never going to ask Eaton to leave, but he didn't know when Eaton was going to leave. I thought he might be trying to co-opt me to get Bob to leave and I told him I would never do that. He did not want to be accused of asking Bob to leave. But it was also like Schrempp saying, you and me, buddy, we'll make this thing work.

Already, Schrempp was attempting to undercut the power of Eaton, his purported counterpart in the combined company.

      62. Other, similar jockeying took place in late August when the senior managers of the companies convened at the Greenbrier in West Virginia to discuss post-Merger plans. Greenbrier was a turning point. Stallkamp's position as president of DaimlerChrysler came under attack by Juergen Hubbert, the head of the Mercedes passenger-car unit of Daimler. Hubbert wielded considerable power within Daimler. He privately complained to Schrempp that he would not accept a position lower than Stallkamp's on the organization chart. He pointed out that the position of "president" doesn't exist in a German corporation, and the Germans had the idea that the management board should be portrayed all on the same horizontal line with all members equal in stature. This ran directly contrary to the agreement of Eaton and Schrempp in negotiations to make Stallkamp president. At the Greenbrier, Eaton did not defend that agreement, and by the end of the meeting Stallkamp emerged as the president of DaimlerChrysler Corporation, which was the new company's U.S.-organized corporate entity.


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Under this structure, all the Germans would report directly to Eaton and
Schrempp, and all the Americans, except the former Chrysler CFO, Valade, who became worldwide purchasing chief, would report to Stallkamp. Stallkamp wondered what he was president of if he headed nothing in the merged corporation except the old Chrysler. Schrempp told Stallkamp not to worry about it. Schrempp said:
"Here's what we're going to do. You stay close to me. Call me whenever you want. Don't worry about going through Bob Eaton, and all that kind of stuff."

      63. Also during the summer, Daimler representatives emphasized that the lofty Mercedes brand must not be tainted with mass-market Chrysler brands. Thus, Mercedes reasoned, the Chrysler brands could never share in joint advertising programs with the German luxury sedans, a sentiment hardly reconcilable with the combination of complementary strengths to create a better whole as envisioned by the Proxy/Prospectus.

      64. In a further attempt to achieve the upper hand, and contrary to the sharing of technology and know-how promised publicly to shareholders, Daimler executives took the position that the two sides could not share the mechanical underpinnings -- the "platforms" -- on Mercedes-Benz and Chrysler cars. According to them, any platform sharing would dilute the "sanctity" of the Mercedes brand. "A Mercedes has to be only a Mercedes," stated Hubbert.

      65. However, none of this pre-Merger jockeying was revealed or otherwise visible to the investing public.

                        THE BALANCE OF POWER IS SHIFTED:
                      CHRYSLER IS RELEGATED TO A DIVISION

      66. Daimler's power-positioning became more intensive post-Merger. Over time there were broken promises, re-shufflings and terminations calculated to transfer the balance of


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governance to the Daimler side. Partially in response to this objectionable atmosphere, many highly talented and valuable Chrysler personnel either left of their own choosing or were given lavish stock and cash incentives to depart, and did depart. The combination of "complementary strengths" to create a greater whole and the sharing of technologies and know-how that Chrysler shareholders were promised never happened, because defendants never intended such a union. They intended from the outset for Chrysler to be but one of many Daimler Chrysler divisions, and all paths taken led to that end.

      67. In December 1998, Pawley retired (as was anticipated prior to the Merger). However, contrary to Schrempp's promise made to Eaton the day of the May 5, 1998 Chrysler board vote, as well as the governance provisions of the Proxy/Prospectus, Pawley's vacant seat on the Management Board was not filled. This, of course, further tilted the balance of power in favor of Daimler within one month of the Merger.

      68. With the balance of power shifting rapidly to Stuttgart, thereby making Daimler the sole architect of Chrysler's destiny, other valuable Chrysler personnel took flight.

      69. Two key Chrysler executives left the Company in January 1999; Shamel Rushwin, senior vice president of international manufacturing and minivan assembly operations, and Rex Franson, president of Chrysler Financial Corporation.

      70. On February 3, 1999, Steven Harris, who had been head of Chrysler public relations before the Merger and was part of the widely-acclaimed Chrysler rebuild in the early 1990's, left Daimler Chrysler when his Daimler counterpart was made head of corporate communications for the combined company.


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      71. On March 2, 1999, Christopher Theodore, the Chrysler Group's chief product development executive, left.

      72. In late July or early August 1999, Stallkamp wrote a one-page letter, "Personal Frustrations," to Schrempp and Eaton. Stallkamp was a tireless advocate of truly integrating the two companies. However, he felt that his attempts had been ignored or defeated by the Daimler constituencies. He complained that financial analysis did not exist at the Company; the Management Board stricture needed changing; accounting methods had to be refined; and his role as head of integration required clarification. He wrote: "I would like to talk with each of you concerning exactly what you anticipate or are looking for as my role in the company, particularly regarding integration. It appears the original intent of heading this up has moved to a more equal role with other Board of Management members. I am not upset, just wondering what direction we are taking." Stallkamp received no immediate response to his letter.

      73. On September 24, 1999, however, his response came. The DaimlerChrysler Supervisory Board - headed by Kopper - fired Stallkamp from his position an president of DaimlerChrysler Group, the Company's name for Chrysler (hereafter, the "Chrysler Group"), and from the Management Board. Additionally, the Supervisory Board decided that Ted Cunningham (who had been in charge of sales and marketing for Latin America) would leave the Management Board, with his responsibilities to be assumed by other Management Board members. In this regard, DaimlerChrysler charged Holden, the Chrysler executive who already was a member of the Management Board, with assuming Cunningham's responsibilities, and Dieter Zetsche, a long time associate of Schrempp and member of the Management Board, with assuming Kurt Lauk's responsibilities.


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      74. At the same time, Schrempp caused Holden to be appointed Stallkamp's successor as president of DaimlerChrysler operations in the United States. Because Holden already had a seat on DaimlerChrysler's Management Board, however, Stallkamp's removal decreased by one the number of seats held by former Chrysler executives, further shifting control toward DaimlerChrysler. At the end of the day, there were 13 members of the Management Board; 8 from Daimler and 5 from Chrysler.

      75. On January 26, 2000, Eaton announced his retirement effective March 31, 2000, having served only about half of the anticipated three-year term.

      76. By that time, decision-making had shifted to Stuttgart, "co-equal power" was all but eviscerated and, in practical effect, there were no "dual headquarters"-- a state of affairs that defendants Schrempp, Gentz and Kopper kept carefully guarded.

Schrempp's October 2000 Admission

      77. On October 30, 2000, the Financial Times an article by Tim Burt and Richard Lambert attributing to Schrempp admissions that revealed that Chrysler shareholder approval for the Merger had been obtained through an intentional deception;

            In a wide-ranging interview ahead of this week's two-day meeting [of the Daimler-Chrysler Management Board], he [Schrempp] delivered a passionate defence of both the merger and his ambition to create a global car maker. [Para.] In doing so, however, he admitted that Chrysler had been relegated to a standalone division. Far from being "at merger of equals", as originally conceived, the deal has emerged as just one deal among several from the "executive war-room" of Daimler's Stuttgart headquarters. [Para.] Now that most of Chrysler's old management board has resigned or retired, Mr. Schrempp sees no reason to maintain the fiction. "Me being a chess player, I don't normally talk about the second or third move. The structure we have now with Chrysler (as a standalone division) was always the structure I wanted," he says. "We had to


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            go a roundabout way but it had to be done for psychological reasons.
            If I had gone and said Chrysler would be a division, everybody on their side would have said: 'There is no way we'll do a deal.'" [Para.] "But it's precisely what I wanted to do. From the start structure, we have moved to what we have today." [Para.] What DaimlerChrysler has today is a US division where vehicle design, procurement, production and marketing we being overhauled. Mr. Schrempp maintains this was always the plan following the initial post-merger integration, which generated about $1.4bn in savings.

      78. In the same vein, a November 4, 2000 article in Barron's Magazine quoted Schrempp as saying; "We said in spirit it was a merger of equals, but in our minds we knew how we wanted to structure the company, and today I have it. I have Daimler, and I have divisions."

               DAIMLERCHRYSLER CONCEALS IMMINENT FINANCIAL DECLINE
                           WHILE STUFFING THE CHANNELS

      79. In late 1999, it became clear to high-level executives in the Chrysler Group that the Chrysler Group's performance in 2000 was likely to be undercut by a combination of factors, including (a) an overall economic slowdown in the automotive industry and (b) the billions of dollars Chrysler would need to spend in connection with an ambitious slate of new model introductions. This came at a bad time, since there already was mounting concern over the disturbing personnel changes taking place on the Management Board and within the Chrysler organization.

      80. Chrysler executives shared these concerns with Schrempp and the DaimlerChrysler Management Board in late 1999. Coming off a series of record-breaking years but now under a cloud of scrutiny because of post-Merger personnel changes, DaimlerChrysler elected to conceal these important developments from investors.


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

      81. Thus, notwithstanding defendants' knowledge that the outlook was in fact bleak, DaimlerChrysler began to reassure investors worried about the talent drain of former Chrysler executives that DaimlerChrysler, and the Chrysler Group in particular, were on back for an outstanding year 2000. For example, on December 22, 1999, a press release entitled, "DaimlerChrysler Corporation Celebrates Record Sales Milestone," announced record results of 2,538,384 vehicles sold in the U.S. through December 20.

      82. Less than a week later, a December 28, 1999 press release entitled, "DaimlerChrysler Announces Record Sales and Revenues in 1999," announced that DaimlerChrysler vehicle sales worldwide rose to more than 4.8 million units in 1999 providing revenues of about $149 billion, with the Chrysler Group's record performance contributing $63.6 billion in revenue. With respect to the Company's prospects for 2000, it stated that:

            DaimlerChrysler expects further increases in sales and revenues in 2000, based on today's projections. The company anticipates that the positive momentum in its automotive products and services will continue next year.

That same release stated without qualifications; "We are well prepared for the year 2000 and the years ahead."

      83. On February 28, 2000, DaimlerChrysler's annual report for fiscal year ended December 31, 1999 filed with the SEC on Form 20-F on February 28, 2000 reported a record operating profit of $11.1 billion and revenues of $151 billion for fiscal year 1999. These results were due in large part to the record-breaking performance of the Chrysler Group in the North American market, particularly in the sports utility and passenger car segments. The Chrysler Group's operating profit for 1999 was $5.05 billion (45.5% of Daimler Chrysler's profits) on


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

revenues of $64.09 billion (42.4% of Daimler Chrysler's revenues). The report, however, failed to mention the serious financial developments known to Chrysler executives and communicated to defendants in late 1999. Instead, the annual report forecasted "generally favorable economic conditions" for year 2000, and indicated that the Chrysler Group "expects to strengthen its position in the extremely competitive automobile market in the NAFTA region with the renewal of almost half of its product portfolio over the next two years."

      84. These statements were materially misleading and defendants knew they were materially misleading. Defendants knew the outlook was not positive, and that profitability and sales were dropping, not staying at high levels or going higher.

      85. However, defendants needed to mask Chrysler's deteriorating performance while they completed their takeover. To conceal the Company's true financial condition from investors, Stuttgart directed Chrysler to ship a substantial excess -- by at least one estimate, a 15% overage -- of automobiles to its dealers in the first and second quarters of fiscal year 2000. According to former Chrysler executives and franchise dealers, the plan was simple.

      86. Chrysler district representatives called Chrysler dealers and told them that the company had "a big program with huge incentives" coming up and that the dealers should "be aggressive" in their orders.

      87. According to one large Northeastern dealer, "everyone stepped up and ordered cars accordingly. But when the program was announced on June 1st they cut them (incentives) dramatically."

      88. In fact, according to former executives, there was never going to be a sales incentive program. The entire program was a sham intended to induce large orders so the


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

DaimlerChrysler management could hide the decline in the Company's fortunes until the Daimler coup and takeover were complete.

      89. As a result of the promise of "huge incentives" dealers ordered extra cars, but as disclosed by one dealer the result was to borrow sales from future quarters. He complained "sales plummeted and we were stuck with the excess inventory." As a result, many dealers paid higher floor plan interest and had extra storage expenses. "Dealers were very upset. It really hurt the credibility of the corporate parent in the dealer's eyes. They promised us these great incentives which they never produced. We ordered the cars but the incentives weren't there. They set us up to order the cars with extremely aggressive incentives - but they were anything but." From May until August, traditionally the months with the highest sales volume, dealers sold fewer cars because of the reduced incentives. "We missed the height of the selling season." Consequently, sales during the second half of 2000 were 25 to 30 percent lower than they had been in the previous year.

      90. In fact, Chrysler dealers later learned that the incentive fiasco occurred because the Chrysler Group was under pressure from Germany to show an inflated profit. By getting dealers to order the extra inventory it got a short-term revenue increase. This short-term focus caused substantial damage in DaimlerChrysler's relationship with its dealers. Things were so bad that in August 2000, at a new car show in Orlando, Florida, DaimlerChrysler management was forced to admit that it had lost the trust of the dealers and made a public apology for its conduct.

      91. On April 19, 2000, DaimlerChrysler announced its results for first quarter 2000, reporting revenue growth of 17% at $39.2 billion, and an operating profit of $2.3 billion (down


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

3% due to "intense competition, especially in North America"). DaimlerChrysler's unaudited consolidated financial statements for the first quarter filed with the SEC on May 3,2000 under Form 6-K reported that the Chrysler Group had hit a new unit sales record of 924,000, producing revenues at a new peak of $19.815 billion. In particular, unit sales of minivans were reported to have increased by 7% to nearly 200,000 vehicles. The Chrysler Group's operating profit was reported as $1.295 billion. On the whole, the report indicated that due to the ongoing positive economic situation in Europe and the U.S., as well as the upturn in South America and Asia, unit sales for the automotive business in the U.S. and NAFTA markets were expected to again exceed the figures of the previous year.

      92. These representations, however, were false and misleading since they were the result of defendants' stuffing the Company's distribution channels with vehicles at the expertise of future sales and profitability. Therefore, the figures did not accurately reflect a true picture of the Company's quarterly sales or its overall economic position.

      93. In a recent Forbes article, a former Chrysler executive admitted the channel stuffing. The article reports:

                        If Schrempp is fired he has only himself to blame.
                  Chrysler's immediate troubles stem not so much from a faltering economy but from a spectacularly ill-timed push by Schrempp to pump up earnings early last year.

                        Here's what happened. During the throes of the merger,
                  DaimlerChrysler predicted that Chrysler would earn more than $5 billion in 2000, about what it earned in 1999. In late 1999 Chrysler President James P. Holden began telling Schrempp and DaimlerChrysler's management board that Chrysler could be counted on to deliver only $2.5 billion. The reason: Chrysler would have to spend billions gearing up factories to churn out new model introductions just as an economic slowdown was expected to hit.

                        This comes from an ex-Chrysler executive who is an ally
                  of Holden and of Robert J. Eaton, the retired DaimlerChrysler cochairman: "We kept adjusting the forecast as we went through


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

                  the year, telling Schrempp, 'It's not there, it's not there.'" But the mandate ftom headquarters was "Save the second quarter at all costs."

                        Under pressure Chrysler built about 75,000 more cars and
                  trucks than its dealers could sell - a 15% overage - and shipped them to dealers in the second quarter as fast as it could.....

                                           * * * * *

                        ....Chrysler turned in profits of $1.1 billion, on top
                  of the $1.3 billion it earned in the first quarter, putting it just short of its $2.5 billion target for the first halt

                        But the boost was predictably short-lived. The pile-up
                  of inventory forced higher rebates and other incentives in the third and fourth quarters, which drained profits...

      94. On July 26,2000, DaimlerChrysler issued a press release announcing its second quarter results. According to that report, revenues grew by 17% to $41.7 billion and operating profit rose 3% to $2.5 billion. With respect to the Chrysler Group, DaimlerChrysler reported sales of 851,000 vehicles, a revenue increase of 11% to $17.2 billion but a 12% decrease in operating profit to $1.1 billion.

      95. DaimlerChiysler's interim report to stockholders for the six-month period ended June 30, 2000, likewise reported that Chrysler's unit sales "remained at a high level in spite of intense price competition in the NAFTA region." The report indicated that even "with the exciting new model change coming up, Minivan sales of 182,000 units (+2%) maintained high levels." For 2000 as a whole, defendants reported that they expected "revenues to be at the same high level as last year."

      96. Absent the sales caused by defendants' channel stuffing, the Chrysler Group's revenues fur the second quarter would have been approximately $14.62 billion, not $17.2 billion, and instead of $1.1 billion in operating profit, it would have had none. Similarly, DaimlerChrysler's $2.5 billion in operating profit would have been wiped out.


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

      97. Generally Accepted Accounting Principles or "GAAP" consists of those principles recognized by the accounting profession as the conventions, rules, and procedures necessary to define accepted accounting practice at the particular time. Regulation S-X, to which the Company is subject as a registrant under the Exchange Act, 17 C.F.R. ss. 210.4-01 (a)(1), provides that financial statements filed with the SEC which are not prepared in compliance with GAAP are presumed to be misleading and inaccurate. Foreign registrants may choose to not follow GAAP under certain circumstances but DaimlerChrysler has represented that it complies with GAAP in its financial statements.

      98. SEC Rule 12b-20 requires that periodic reports contain such other information as is necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

      99. In addition, Item 303 of Regulation S-K requires that, for interim periods, the Management Discussion and Analysis Section ("MD&A") must include, among other things, a discussion of any material changes in the registrant's results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided. Instructions to Item 303 require that this discussion identify any significant elements of the registrant's income or loss from continuing operations that do not arise from or are not necessarily representative of the registrant's ongoing business. Item 303(a)(2)(ii) to Regulation S-K requires the following discussion in the MD&A of a company's publicly filed reports with the SEC:

            Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in relationship shall be disclosed. The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts


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

            of(A) matters that would have an impact on future operations and have not had an impact in the past...

      100. The Company's financial statements contained in its first and second quarterly reports filed with the SEC on Forms 6-K for the quarterly periods throughout the Class Period were presented in a manner that violated the principle of fair financial reporting and the following GAAP, among others:

            a. The principle that financial reporting should provide information that is useful to present current and potential investors and creditors and other users in making rational investment, credit and similar decisions (FASB Statement of Concepts No. 1).

            b. The principle that financial reporting should provide information about an enterprise's financial performance during a period (FASB Statement of Concepts No. 1).

            c. The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Concepts No. 2).

            d. The principle of completeness, which means that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Concepts No. 2).

            e. The principle that disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (AFB Opinion No. 22).

            f. The principle that management should provide commentary relating to the effects of significant events upon the interim financial results (APB Opinion No. 28).

      101. In contravention of the provisions of GAAP and Regulation S-X, the Company's financial statements falsely stated that they were in compliance with GAAP for the reasons alleged herein. In addition, the Company's financial statements failed to comply with the provisions of AICPA Statement Of Position 94-6, Disclosure Of Significant Risks and Uncertainties.


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

      102. Such disclosure is intended to clarify the investment community's understanding of the operations of the Company. As stated by the SEC in its Accounting Series Release 173: "it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations...."

      103. The financial statements of the Company disseminated to the investing public during the Class Period were not presented in accordance with GAAP in that such financial statements failed to disclose the fact that:

            a. the Company's revenues and income during the first and second quarters were the result of an illusory sales promotion that never even took place, thus distorting the picture presented of the Company's financial condition; and

            b. the Company's outlook and prospects for year 2000 were at substantial risk because the Company had borrowed future sales by stuffing the channel during the first and second quarters.

      104. In addition, during the Class Period, defendants violated the following SEC disclosure rules:

            a. by failing to disclose the existence of known trends, events or uncertainties that they reasonably expected would have a material, unfavorable impact on net revenues or income or that were reasonably likely to result in the Company's profitability decreasing in a material way, in violation of
                  Item 303 of Regulation S-K under the federal securities laws (17 C.F.R. ss.229.303), and that failure to disclose the information rendered the statements that were made during the Class Period materially false and misleading; and

            b. failing to file financial statements with the SEC that conformed to the requirements of GAAP, such financial statements were presumptively misleading and inaccurate pursuant to Regulation S-X, 17 C.F.R. ss.210.4-01(a)(1).

      105. Defendants were required to disclose in the Company's financial statements the existence of the material facts described herein and to appropriately recognize and explain its revenues and earnings in conformity with GAAP. The Company failed to make such disclosures and to report its financial statements in conformity with GAAP. Defendants knew, or were reckless in not knowing, the facts which indicated that the first and second quarter results


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

reported on form 6K and all of the Company's interim financial statements, press releases, public statements, and SEC filings, that were disseminated to the investing public were materially false and misleading for the reasons set forth herein. Had the Company's true financial position and results of operations been disclosed during the Class Period, the Company's common stock would have traded at prices well below that which it did.

The True Facts Retarding Daimler's Takeover of Chrysler Begin to Emerge

      106. On October 26, 2000, Daimler issued and filed with the SEC its 6-K for third quarter 2000, in which it announced that the Chrysler Group would post an operating loss of roughly $522 million for the quarter. With little elaboration, the loss was attributed to discounts necessary to sell obsolete models and the intense competition in the North American market. Also reported were declines in passenger car and minivan unit sales (by 25% and 36%, respectively) due to model-changes, corresponding lower unit sales, higher sales incentives to reduce the inventory of models at the end of their life cycle, and launch costs for the new models.

      107. On October 30, Schrempp gave his now infamous interview, where he revealed publicly that he had lied to shareholders about the nature of the transaction to obtain their approval, and that a merger of equals never was intended.

      108. Now that Schrempp's plan was public, there was no longer any need for pretense. In one surgical stroke, Schrempp eliminated the last vestiges of the old Chrysler, and shortly thereafter, the coup was completed. On November 14, 2000. DaimlerChrysler announced the termination of Holden, which was formally implemented three days later after a meeting of the DaimlerChrysler Management Board. Thus, on November 17, 2000, DaimlerChrysler issued a press release that began:

            "During an extraordinary meeting in Stuttgart, the Supervisory Board of DaimlerChrysler AG [still headed by defendant Kopper], today approved Management Board Chairman Juergen E. Schrempp's reorganization plan for the Board of Management. As a result, Dr. Deiter Zetsche and Dr. Wolfgang Bernhard are appointed President/CEO and COO respectively of the Chrysler Group, and will assume these responsibilities, effective immediately."


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

The Company further stated in the press release: "The Supervisory Board and the shareholder committee strongly reaffirmed at the meeting today its support for the global strategy of DaimlerChrysler and assured the Management Board of its full backing concerning all necessary measures to achieve that objective."

      109. With the November 17 disclosures, DaimlerChrysler stock dropped in price from $43 to $40 per share.

      110. On November 21, 2000, DaimlerChrysler announced the termination of yet three more top American executives from Chrysler's management team: Kathleen Oswald, Chrysler's chief administrative officer and one of the auto industry's highest ranking female executives; Theodor Cunningham, Chryslers executive vice president of global sales; and Antonio Cervone, head of Chrysler's global communications.

      111. The Supervisory Board was at this point comprised of fourteen Daimler members and five members from the Chrysler Group. Similarly, the Management Board had nine Germans and two Americans, a far cry from the equal division of governance originally conceived and disseminated to shareholders.

      112. With the takeover now public and the "merger of equals" exposed as a ruse, there no longer was any need to mask the deterioration caused by Daimler's purge of former Chrysler management. Indeed, Daimler needed to shift the blame for Chrysler's declining fortunes from Stuttgart to Auburn Hills. Thus began the drumbeat that Daimler had overpaid, not underpaid, for Chrysler. Daimler hoped investors would forget that Chrysler had been the envy of the automotive world in 1998 at the time of the merger with high profitability and an undervalued stock. The decline in Chrysler's fortunes since the Merger was a result of the problems and talent deficit caused by Daimler's efforts to squeeze out from the Company the Chrysler management team that was the envy of the industry pre-Merger.


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

      113. In that regard, DaimlerChrysler's November 17 press release admitted that sales were slowing and dealer inventories were swelling. The effects of the channel-stuffing were finally public.

      114. The market price of DaimlerChryler stock was trading at $75.94 a share on January 3, 2000, a price that had been artificially inflated by the materially misleading financial reports and press. After the Company's actual performance and the true nature of the Merger became known, the stock closed at $40.10 on November 20, 2000, down from $43.56 on November 16, prior to defendants' admission about the true state of their business.

                              DEFENDANT'S SCIENTER

      115. Defendants Schrempp, Gentz, and Kopper had both the motive and opportunity to commit fraud. Their opportunity to cause Chrysler and DaimlerChrysler to issue false and misleading disclosures to the investing public is obvious and beyond dispute; Schrempp as Chairman and Chief Executive Officer of Daimler-Benz and later as the Chairman and Chief Executive Officer of DaimlerChrysler, was the chief spokesman for Daimler-Benz before the Merger, and for DaimlerChrysler after the Merger, especially after Eaton's retirement announced January 2000 and effective March 2000. As such, Schrempp was responsible for all public statements and dealings with analysts and other market participants, and had control, responsibility, and direct involvement with the contents of statements, press releases and documents filed with the SEC and disseminated to the market regarding the Merger, before and after it was effectuated.

      116. Schrempp has admitted that he intended to deceive Chrysler shareholders about the true nature of the combination. Moreover, Schrempp's motive to commit fraud was, as he described it in the Financial Times, to secure approval of the merger by Chrysler shareholders. Upon attaining the vote, Schrempp knew he could steadily and systematically usurp control over what was supposed to have been a combination of two equal industry leaders.


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

      117. Like Schrempp, Gentz and Kopper were motivated to commit fraud in order to carry out their secret plan to consolidate their control over the merged companies, and run Chrysler like a mere division instead of the world automotive manufacturing leader that it was before the Merger was effectuated.

      118. The individual defendants named herein acted with scienter in that the Proxy/Prospectus disseminated to Chrysler shareholders was materially false and misleading; they knew that such false and misleading statements or documents would be issued or disseminated to the investing public; and they knowingly and substantially participated or acquiesced in the issuance or dissemination of such false and misleading statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, the individual defendants named herein participated in the fraudulent scheme described above: they were in possession of information reflecting the true facts regarding the Merger, had control over the Proxy/Prospectus and over DaimlerChrysler's documents and statements issued or disseminated to the investing public; and/or, by virtue of their associations with Chrysler, Daimler-Benz and DaimlerChrysler, were privy to confidential proprietary information concerning the Merger and the true plan for DaimlerChrysler, and Chrysler's deteriorating financial condition during fiscal year 2000.

                                 NO SAFE HARBOR

      119. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements plead in this complaint. The specific statements pleaded herein were not identified as "forward-looking statements" when made. Nor were they stated with respect to any of the statements forming the basis of this complaint that actual results "could differ materially from those projected." To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe


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harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of Daimler-Benz and/or DaimlerChrysler who knew that those statements were false when made.

                    APPLICABILITY OF PRESUMPTION OF RELIANCE:
                          FRAUD-ON-THE-MARKET DOCTRINE

      120. At all relevant times, the market for Chrysler stock was an efficient market for the following reasons, among others:

            (a) Chrysler stock met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

            (b) Chrysler was required to and did file periodic reports with the SEC;

            (c) Chrysler regularly communicated with public investors via established market communication mechanisms, including through the regular dissemination of press releases on the national and international circuits of major news wire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

            (d) Chrysler was followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

      121. As a result, the market for Chrysler stock promptly digested current information regarding Chrysler from all publicly available sources and reflected such information in Chrysler's stock price. Under these circumstances, all persons in the Class who exchanged Chrysler common stock for shares of DaimlerChrysler stock pursuant to the Chrysler exchange offer suffered injury through, among other things, their acquisition of the DaimlerChrysler stock in accordance with the U.S. Exchange Ratio because the U.S. Exchange Ratio did not comprehend a fair and adequate premium for the members of the Class, as such ratio did not


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reflect the true fact that the Merger effected was not a "merger of equals" but instead a de facto acquisition of Chrysler by DaimlerChrysler and implicated a change in management control.

      122. At all relevant times, the market for DaimlerChrysler stock was an efficient market for the following reasons, among others:

            (a) DaimlerChrysler stock met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

            (b) DaimlerChrysler was required to and did file periodic reports with the SEC;

            (c) DaimlerChrysler regularly communicated with public investors via established market communication mechanisms, including through the regular dissemination of press releases on the national and international circuits of major news wire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

            (d) DaimlerChrysler was followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

      123. As a result, the market for DaimlerChrysler stock promptly digested current information regarding DaimlerChrysler from all publicly available sources and reflected such information in DaimlerChrysler's a stock price. Under these circumstances, all purchasers of DaimlerChrysler stock during the Class Period suffered similar injury through their purchase of shares of such stock at artificially inflated prices and a presumption of reliance applies.

                            CLASS ACTION ALLEGATIONS

      124. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of all persons who acquired DaimlerChrysler stock from November 13, 1998 through November 17, 2000, including persons who purchased DaimlerChrysler stock in connection with the Merger and those who purchased it on the open market during the Class Period.

      125. Excluded from the Class are the defendants, all of the officers and directors of DaimlerChrysler, members of their immediate families and their legal representatives, heirs,


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predecessors, successors and assigns and any entity in which any of the foregoing has a controlling interest.

      126. The members of the Class are so numerous that joinder of all members is impracticable. Upon information and belief, 700,000,000 Chrysler shares were exchanged in the Merger.

      127. In addition, throughout the period beginning November 13, 1998 and ending November 17, 2000, DaimlerChrysler common stock was actively traded on the NYSE among other U.S. and foreign securities exchanges.

      128. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among we questions of law and fact common to the Class are:

            (a) Whether the federal securities laws were violated by defendants' acts and omissions as alleged herein;

            (b) Whether statements made by defendants in the Proxy/Prospectus to Chrysler stockholders of record as of July 20, 1998 misrepresented and/or omitted material facts about the Merger;

            (c) Whether defendants' statements made to the investing public throughout the period November 13, 1998 to November 17, 2000 misrepresented and/or omitted material facts about the Merger;

            (d) Whether defendants issued false financial statements for DaimlerChrysler's second quarter of fiscal year 2000 and its first-half of that year by reporting falsely inflated car sales figures that materially inflated DaimlerChrysler's sales, revenues, profits and margins during that period;

            (e) Whether defendants acted knowingly or recklessly in making materially false and misleading statements during the Class Period; and

            (f) Whether the market price of DaimlerChrysler common stock was artificially inflated or distorted during the Section 10(b) Class Period due to defendants' conduct complained of herein.

      129. The claims of plaintiffs FSBA, PABF, MEABF and DERP are typical of the claims of the members of the Class as they and members of the Class sustained damages arising


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out of the defendants' wrongful conduct in violation of federal securities laws as complained of herein.

      130. Plaintiffs will fairly and adequately protect the interests of the members of the Class, and have retained counsel competent and experienced in class action and securities litigation. Plaintiffs have no interests antagonistic to or in conflict with those of the Class.

      131. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Furthermore, because the damages suffered by individual members of the Class may in some instances be relatively small, the expense and burden of individual litigation make it impossible for the such class members individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

                                     COUNT I

               For Violations of Section 14(a) of the '34 Act and
      Rule 14a-9 Against Daimler-Benz, DaimlerChrysler, Schrempp and Gentz

      132. Plaintiffs FSBA, PABF and MEABF incorporate by reference herein paragraphs 1 through 131 above.

      133. Plaintiffs FSBA, PABF and MEABF assert this claim against the defendants named herein for violations of Section 14(a) of the '34 Act and Rule 14a-9 promulgated thereunder.

      134. These defendants solicited and permitted the use of their names to solicit proxies from FSBA, PABF and MEABF and the other members of the Class, by means of a proxy statement included within the Proxy/Prospectus that contained statements, as set forth in greater detail hereinabove, which at the time and in the light of the circumstances under which they were made the defendants knew, or should have known, were false and misleading with respect to material facts and failed to state material facts necessary in order to make the statements therein not false and misleading.


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

      135. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 14(a) of the '34 Act and Rule 14a-9, plaintiffs FSBA, PABF and MEABF and the other members of the Class have sustained and will continue to sustain injury by having been denied the opportunity to make an informed decision in voting on the Merger and to negotiate and receive a fair and adequate acquisition premium as well as by the diminution in the value of their stock.

                                    COUNT II

                   For Violation of Section 20 of the '34 Act
                       Against Schrempp, Gentz and Kopper

      136. Plaintiffs FSBA, PABF and MEABF incorporate paragraphs 1 through 135 above.

      137. Plaintiffs FSBA, PABF and MEABF bring this claim against the defendants named herein.

      138. Defendants Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the false and misleading Proxy/Prospectus by signing and/or by providing information or approving their substance.

      139. Schrempp, Gentz and Kopper are controlling persons with respect to Daimler-Benz and DaimlerChrysler regarding the content of the misrepresentations made to plaintiffs FSBA, FADE and MEABP and the other members of the Class within the meaning of Section 20 of the '34 Act, because they had the authority or power to control or influence the conduct of Daimler-Benz and DaimlerChrysler.

      140. Schrempp, Gentz and Kopper knew or should have known of the violations of Section 14(a) of the '34 Act as set forth in Count 1 above.

      141. Schrempp, Gentz and Kopper failed to disclose to plaintiffs FSBA, PABF and MEABF and the other members of the Class the truth concerning the false and misleading statements contained in the Proxy/Prospectus and failed to inform plaintiffs FSBA, PABF and MEABF and the other members of the Class of the statements of material fact omitted from the


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

Proxy/Prospectus. Schrempp, Gentz and Kopper knew that the representations in the Proxy/Prospectus were false and misleading at the time that they were made.

      142. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 20 of the '34 Act, plaintiff FSBA, PABF and MEABF and the other members of the Class have sustained and will continue to sustain injury by having been denied the opportunity to make an informed decision voting on the Merger and to negotiate and receive a fair and adequate acquisition premium as well as by the diminution in the value of their stock.

                                    COUNT III

                   For Violation of Section 11 of the '33 Act
            Against Daimler-Benz, DaimlerChrysler, Schrempp and Gentz

      143. Plaintiffs FSBA, PABF and MEABF incorporate by reference herein paragraphs 1 through 142 above.

      144. Plaintiffs FSBA, PABF and MEABF assert this claim within one year of the date that they discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the bona fide offering of DaimlerChrysler stock to the public pursuant to the exchange of securities which occurred in connection with the Merger.

      145. The Proxy/Prospectus prepared by the defendants and distributed in connection with the Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading, and concealed and failed adequately to disclose material facts as described above.

      146. Plaintiffs FSBA, PABF and MEABF purchased securities from DaimlerChrysler in a public offering by exchanging shares of Chrysler common stock for shares of DaimlerChrysler stock. DaimlerChrysler is the registrant of the securities issued. The defendants named herein were responsible for the content and dissemination of the registration


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

statement. As issuer of the securities, DaimlerChrysler is strictly liable to plaintiffs FSBA, PABF and MEABF and the other members of the Class. Schrempp and Gentz are jointly and severally liable as signatories of the registration statement.

      147. As a result of these defendants' unlawful course of conduct in violation of Section 11 of the '33 Act, plaintiffs FSBA, PABF and MEABF and other members of the Class have been damaged and continue to be damaged.

                                    COUNT IV

                For Violation of Section 12(a)(2) of the '33 Act
            Against Daimler-Benz, DaimlerChrysler, Schrempp and Gentz

      148. Plaintiffs FSBA, PABF and MEABF incorporate by reference herein paragraphs 1 through 147 above.

      149. Plaintiffs FSBA, PABF and MEABF assert this claim within one year of the date on which they discovered or should have discovered, through the exercise of reasonable diligence, the untrue statements and omissions alleged herein, and within three years after the bona fide sale of DaimlerChrysler common stock pursuant to the exchange of securities which occurred in connection with the Merger.

      150. Plaintiffs FSBA, PABF and MEABF and the other members of the Class were purchasers of stock issued by DaimlerChrysler and offered pursuant to the Proxy/Prospectus. Defendants were sellers, offerors and/or solicitors of sales of the DaimlerChrysler stock offered pursuant to the Proxy/Prospectus. The defendants knew or should have known that the Proxy/Prospectus prepared by the defendants and distributed in connection with the Merger was inaccurate and misleading, contained untrue statements of material facts, omitted other material facts necessary to make the statements made not misleading and concealed and failed to adequately disclose material facts as described above.

      151. Accordingly, plaintiffs FSBA, PABF and MEABF and the other members of the Class have the right to rescind and recover the consideration exchanged for their


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

DaimlerChrysler shares and hereby reserve the right to rescind and tender their shares to DaimlerChrysler. To the extent that plaintiffs FSBA, PABF and MEABF and other members of the Class have sold their shares, they are entitled to recissory damages.

                                     COUNT V

                       For Violation of Section 15 of the
                   '33 Act Against Schrempp, Gentz and Kopper

      152. Plaintiffs FSBA, PABF and MEABF incorporate by reference herein paragraphs 1 through 151 above.

      153. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

      154. Schrempp, Gentz and Kopper are controlling persons with respect to DaimlerChrysler regarding the content of the misrepresentations made to plaintiffs FSBA, PABF and MEABF and the Class, within the meaning of Sections 11 and 12(a)(2) of the '33 Act, because they had the authority or power to control or influence the conduct of DaimlerChrysler, signed the registration statement and/or otherwise participated in the process which allowed the offering to be completed.

      155. Schrempp, Gentz and Kopper knew or should have known of the violations of Sections 11 and 12(a)(2) of the '33 Act as set forth in Counts III and IV above.

      156. Schrempp, Gentz and Kopper failed to disclose to plaintiffs FSBA, PABF and MEABF and other members of the Class, the truth concerning the false and misleading statements contained in defendants' communications with plaintiffs FSBA, PABF and MEABF and the Class, and failed to advise plaintiffs FSBA, PABF and MEABF and the Class of the omitted statements of material fact. Defendants knew these representations and omissions to be false and misleading at the time that they were made.


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

      157. As a consequence of these defendants' unlawful course of conduct, plaintiffs FSBA, PABF and MEABF and the other members of the Class have been damaged and continue to be damaged.

                                    COUNT VI

                For Violation of Section 10(b) of the '34 Act and
          Rule 10b-5 Against Diamler-Benz, DaimlerChrysler and Schrempp

      158. Plaintiffs FSBA, PABF, MEABF and DERP incorporate by reference herein paragraphs 1 through 157 above.

      159. Plaintiffs assert this claim within one year of the date of their discovery of the misrepresentations and omissions alleged herein, and within three years of plaintiffs' and other Class members' purchase of DaimlerChrysler stock.

      160. As alleged above, defendants named herein, and each of them, by use of interstate commerce, the mails and one or more national securities exchanges, engaged in a device, scheme or artifice to defraud and likewise engaged in actions, practices or courses of business which operated as a fraud or deceit, in connection with the purchase and sale of stock issued by DaimlerChrysler, as part of the consummation of the Merger, and operated as a fraud on the market for DaimlerChrysler stock purchased from November 13, 1998 to November 17, 2000.

      161. Without limiting the foregoing, defendants named herein individually and collectively embarked upon a scheme to deceive or defraud purchasers of DaimlerChrysler stock, including all plaintiffs and the members of the Class, by omitting to state the material fact that defendants always intended that Chrysler would be a division of DaimlerChrysler and not an equal partner with Daimler-Benz in the operation of DaimlerChrysler, and that Daimler-Benz would come to dominate in the combination, with its own executives in control of Chrysler's operations.

      162. Defendants knew that the material information that they omitted rendered the representations they made concerning the "merger of equals" identified above false and


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

misleading, because defendants intended to take control of Chrysler, to reduce or eliminate the influence of Chrysler management in the affairs of DaimlerChrysler, to relegate Chrysler to division status and to conceal this secret objective from plaintiffs and the other purchasers of DaimlerChrysler stock, until such time as defendants had completed their plan. They also embarked upon a scheme to deceive or defraud purchasers of DaimlerChrysler common stock, including plaintiff DERP and other members of the Class, by omitting to state material facts about DaimlerChrysler's financial results for the first and second quarters of fiscal year 2000, namely that those results were based upon channel-stuffing and phony sales incentives that would materially compromise DaimlerChrysler's financial performance in 2000.

      163. The representations detailed herein above were reasonably relied upon by plaintiffs and other members of the Class who purchased or otherwise acquired DaimlerChrysler stock during the Class Period.

      164. As a direct and proximate result of defendants' fraud, deceit and material omissions, plaintiffs and other members of the Class who purchased DaimlerChrysler stock as part of the consummation of the Merger were deceived into forgoing the "acquisition premium" that they should have received for the sale or exchange of their Chrysler shares in connection with a change in control or complete acquisition of Chrysler. In addition, as a direct and proximate result of defendants' fraud, deceit and material omissions, the price of DaimlerChrysler stock was artificially inflated from November 13, 1998 until the November 17, 2000 announcement.

      165. Defendants participated in the preparation and/or dissemination of the false representations.

      166. As a direct and proximate result of these defendants' unlawful course of conduct in violation of Section 10(b) of the 'Act and Rule 10b-5, plaintiffs and other members of the Class have been damaged and continue to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution in value of their shares of DaimlerChrysler stock,


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

and/or the difference between the artificially inflated price at which they purchased DaimlerChrysler stock in the open market, and the true value of such shares absent defendants' unlawful course of conduct.

                                    COUNT VII

                       For Violation of Section 20 of the
                 Exchange Act Against Schrempp, Gentz and Kopper

      167. Plaintiffs incorporate by reference herein paragraphs 1 through 166, above.

      168. Plaintiffs bring this Count VII on behalf of themselves and all other members of the Class.

      169. Schrempp, Gentz and Kopper participated in the preparation and/or dissemination of the foregoing false representations by providing information or approving their substance.

      170. Schrempp, Gentz and Kopper are controlling persons with respect to Daimler-Benz and DaimlerChrysler regarding the content of the misrepresentations made to plaintiffs and other members of the Class within the meaning of Section 20 of the '34 Act, because they had the authority or power to control or influence the conduct of DaimlerChrysler.

      171. Schrempp, Gentz and Kopper knew or should have known of the violations of Section 10(b) of the 'Act as set forth in Count VI above.

      172. Schrempp, Gentz and Kopper failed to disclose to purchasers of DaimlerChrysler stock during the Class Period the truth concerning the false and misleading statements contained in defendants' communications and representations made to the investing public, and that their representations omitted material facts. Defendants knew these representations to be false and misleading at the time that they were made.

      173. As a direct and proximate result of these defendants' unlawful course of conduct, plaintiffs and the Class have been damaged and continue to be damaged in an amount not yet fully determinable, but at least in the amount of the diminution of the value of their shares of DaimlerChrysler stock, and/or the difference between the artificially inflated price at which they


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

purchased DaimlerChrysler stock in the open market, and the true value of such shares absent defendants' unlawful course of conduct.

                                PRAYER FOR RELIEF

            WHEREFORE, plaintiffs, on behalf of themselves and the Class, pray for a judgment as follows:

            (a) Determining that this action is a proper class action and certifying, inter alia, plaintiffs as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

            (b) Awarding compensatory damages in favor of plaintiffs and all other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

            (c) Awarding actual damages according to proof at trial, which includes the acquisition premium that defendants denied Florida State Board of Administration, Policemen's Annuity and Benefit Fund of Chicago and Municipal Employees Annuity and Benefit Fund of Chicago and the other members of the Class under Section 10(b) of the Securities Exchange Act of 1934;

            (d) Awarding rescission or recissory damages to Class members who exchanged Chrysler stock for DaimlerChrysler stock in the Merger;

            (e) Awarding plaintiffs and all other members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

            (f) For pre-and post-judgment interest in the maximum amount prescribed by law; and


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

            (g) For such other and further relief as the Court may deem just and proper.

                              DEMAND FOR JURY TRIAL

            Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, plaintiff hereby demand trial by jury in this action of all claims asserted against defendants Daimler-Benz, DaimlerChrysler, Juergen Schrempp, Manfred Gentz and Hilmar Kopper as permitted by law.

Dated: April 9, 2001


                               /s/ Jay W. Eisenhofer
                               -------------------------------------------------
                               Jay W. Eisenhofer
                               Abbot A. Leban
                               Richard M. Donaldson (admitted in PA and NJ only) Grant & Eisenhofler, P.A.
                               1220 N. Market Street, Suite 500
                               Wilmington, DE 19801

                               Vincent R. Capucci
                               Catherine Torell
                               Entwistle & Cappucci LLP
                               400 Park Avenue
                               New York, NY 10022

                               Jeffrey A. Klafter
                               Stacy Osborne
                               Bernstein Litowitz Berger & Grossmann LLP
                               1285 Avenue of the Americas
                               New York, NY 10019

                               Jeffrey W. Golan
                               Samuel R. Simon
                               Barrack Rodos & Bacine
                               3300 Two Commerce Square
                               2001 Market Street
                               Philadelphia, PA 19103

                               Counsel for Co-Lead Plaintiffs, The Florida State Board of Administration, Municipal Employees Annuity and Benefit Fund of Chicago, Denver Employees Retirement Plan, Policemen's Annuity and Benefit Fund of Chicago and Municipal Employees Annuity and Benefit Fund of Chicago


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

                             CERTIFICATE OF SERVICE

      This is to certify that two copies of the foregoing First Amended Consolidated Class Action Complaint were served on the 9th day of April 2001, on the following counsel of record, in the manner noted below:

                               Via Hand Delivery

Pamela S. Tikellis, Esq.                      Irving Morris, Esq.
Robert J. Kriner, Jr., Esq.                   Karen Morris, Esq.
Timothy Ryan Dudderar, Esq.                   Morris & Morris
Chimicles & Tikellis, LLP                     1105 N. Market Street, Suite 1600
One Rodney Square                             P.O. Box 2166
P.O. Box 1035                                 Wilmington, DE 19899
Wilmington, DE 19899
                                              Bruce L. Silverstein, Esq.
Joseph Rosenthal, Esq.                        Young Conaway Stargatt & Taylor
Carmella P. Keener, Esq.                      Rodney Square North
Rosenthal, Monhait, Gross & Goddess           P.O. Box 391
Mellon Bank Center, Suite 1401                Wilmington, DE 19899
P.O. Box 1070
Wilmington, DE 19899-1070                     Robert S. Saunders, Esq.
                                              Skadden Arps Slate Meagher & Flom
Peter J. Walsh Jr., Esq.                      One Rodney Square
Potter, Anderson & Corroon LLP                Wilmington, DE 19899
Hercules Plaza
Wilmington, DE 19899


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

                            Via First Class U.S. Mail

Sherrie R. Savett, Esq.                  Michael J. Zwick, Esq.
Douglas M. Risen, Esq.                   3000 Towncentre, Suite 2300
Berger & Montague, P.C.                  Southfield, MI 48075
1622 Locust Street
Philadelphia, PA 19103                   Aaron Brody, Esq.
                                         Stull, Stull & Brody
Andrew L Barroway, Esq,                  6 East 45th Street
Marc A. Topaz, Esq.                      New York, NY 10017
Stuart L. Berman, Esq.
Schiffrin & Barroway, LLP                Samuel P. Sporn, Esq.
Three Bala Plaza East, Suite 400         Schoengold & Sporn, P.C.
Bala Cynwyd, PA 19004                    19 Fulton Street, Suite 406
                                         New York, NY 10038
Patrick E. Cafferty, Esq.
Miller, Faucher,                         Alan J. Stone. Esq.
101 N. Main Street, Suite 570            Morris Nichole Arsht & Tunnell
Ann Arbor, MI 48104                      1201 North Market Street, P.O. Box 1347
                                         Wilmington, DE 19899


                                /s/ Richard M. Donaldson
                                ------------------------------------------------
                                Richard M. Donaldson


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